Exhibit 99.65

SHAREHOLDER RIGHTS PLAN AGREEMENT

amended and restated as of March 22, 2018

between

PROMETIC LIFE SCIENCES INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as rights agent

TABLE OF CONTENTS

ARTICLE 1 Interpretation		2

1.1	Certain Definitions	2
1.2	Currency	15
1.3	Headings	15
1.4	Number and Gender	15
1.5	Acting Jointly or in Concert	16
1.6	Statutory References	16
1.7	Calculation of Certain Percentages	16

ARTICLE 2 The Rights		16

2.1	Legend on Share Certificates	16
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	17
2.3	Adjustments to Exercise Price; Number of Rights	20
2.4	Date on Which Exercise is Effective	25
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	26
2.6	Registration, Registration of Transfer and Exchange	26
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	27
2.8	Persons Deemed Owners	28
2.9	Delivery and Cancellation of Rights Certificates	28
2.10	Agreement of Rights Holders	28
2.11	Rights Certificate Holder not Deemed a Shareholder	29
2.12	Book Entry Rights Exercise Procedures and Execution, Authentication, Delivery	29

ARTICLE 3 Adjustments to the Rights in the Event of Certain Transactions		30

3.1	Flip-in Event	30

ARTICLE 4 The Rights Agent		31

4.1	General	31
4.2	Merger or Amalgamation or Change of Name of Rights Agent	32
4.3	Duties of Rights Agent	33
4.4	Change of Rights Agent	35
4.5	Compliance with Anti-Money Laundering Legislation	36
4.6	Fiduciary Duties of the Directors	36
4.7	Privacy Legislation	36
4.8	Liability	37

ARTICLE 5 Miscellaneous		37

5.1	Redemption and Waiver	37
5.2	Expiration	39
5.3	Issue of New Rights Certificates	39
5.4	Supplements and Amendments	39
5.5	Fractional Rights and Fractional Common Shares	41
5.6	Rights of Action	41

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5.7	Notice of Proposed Actions	41
5.8	Notices	42
5.9	Successors	42
5.10	Benefits of this Agreement	42
5.11	Governing Law	43
5.12	Severability	43
5.13	Effective Date	43
5.14	Determinations and Actions by the Board of Directors	44
5.15	Rights of Board, Corporation and Offeror	44
5.16	Regulatory and Governmental Approvals	44
5.17	Compliance	44
5.18	Time of the Essence	44
5.19	Execution in Counterparts and by Telecopier	45
5.20	Costs of Enforcement	45

- ii -

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT, as amended and restated on March 22, 2018, is entered into between Prometic Life Sciences Inc. (the “Corporation”), a corporation existing under the Canada Business Corporations Act, and Computershare Trust Company of Canada, a trust company existing under the laws of Canada, as rights agent (the “Rights Agent”).

RECITALS

A.

This Agreement was originally entered into as of March 15, 2006, was first amended and restated as of March 30, 2009, and again amended and restated as of March 14, 2012 and March 25, 2015, and such amended and restated Agreement will expire on May 9, 2018;

B.

The Board of Directors has determined that it is advisable and in the best interest of the Corporation to further amend and restate this Agreement, with full force and effect as of the Effective Date, in order to:

(i)

ensure, to the extent possible, that the Board of Directors has adequate time to consider and evaluate any unsolicited bid for the Corporation’s securities and identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid; and

(ii)	encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Corporation’s securities;

C.	The Board of Directors has confirmed:

(i)	the distribution of one Right effective at the Effective Date in respect of each Common Share outstanding at the Effective Date; and

(ii)	the issue of one Right in respect of each Common Share issued after the Effective Date and prior to the earlier of the Separation Time and the Expiration Time;

D.	Each Right entitles its holder, after the Separation Time, to purchase Common Shares under the terms and conditions set forth herein; and

E.

The Corporation has appointed the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issue, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein.

NOW THEREFORE, the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Certain Definitions.

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Acquiring Person” means any Person who is the Beneficial Owner of the Prescribed Percentage or more of the outstanding Common Shares, excluding:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)

any Person who becomes the Beneficial Owner of the Prescribed Percentage or more of the outstanding Common Shares as a result of (A) Corporate Acquisitions, (B) Permitted-Bid Acquisitions, (C) Corporate Distributions, (D) Exempt Acquisitions, or (E) Convertible Security Acquisitions (collectively, “Transactions”); provided, however, that if a Person becomes the Beneficial Owner of the Prescribed Percentage or more of the outstanding Common Shares by reason of one or more or any combination of Transactions and, after those Transactions, that Person becomes the Beneficial Owner of an additional 1% or more of the outstanding Common Shares other than under Transactions, then as of the date of such increase in ownership, that Person becomes an Acquiring Person;

(iii)

for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial Owner of the Prescribed Percentage or more of the outstanding Common Shares as a result of that Person becoming disqualified from relying on Section 1.1(e)(III) solely because that Person makes or proposes to make a Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person; and

(iv)

an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of the Prescribed Percentage in connection with a distribution of securities pursuant to a prospectus or by way of private placement.

(b)

“Affiliate”, when used to indicate a relationship with a specified corporation, means a Person who directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified corporation.

(c)	“Agreement” means this agreement as amended, modified or supplemented from time to time.

(d)

“Associate”, when used to indicate a relationship with a specified Person, shall mean any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such specified Person, said spouse or other Person who has the same home as such specified Person.

(e)	A Person is the “Beneficial Owner”, has the “Beneficial Ownership” of, and “Beneficially Owns”:

(i)	any securities that Person or any Affiliate or Associate of that Person owns (in law or equity);

(ii)

any securities that Person or any Affiliate or Associate of that Person has the right to acquire or become the owner at law or in equity (A) upon the exercise of Convertible Securities, or (B) under an agreement, arrangement or understanding, if such right is exercisable immediately or within a period of 60 days thereafter whether or not on condition or the happening of any contingency (other than customary agreements with underwriters, banking group or selling group members with respect to a distribution of securities, under a pledge of securities in the ordinary course of business, or agreements pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon the approval of the shareholders of the Corporation to be obtained prior to such Person acquiring such securities); and

(iii)	any securities that are Beneficially Owned within the meaning of Sections 1.1(e)(i) or 1.1(e)(ii) by any other Person with whom that Person is acting jointly or in concert;

provided, however, that a Person is not the “Beneficial Owner”, or does not have “Beneficial Ownership” of, or does not “Beneficially Own”, a security as a result of the existence of any one or more of the following circumstances:

(I)

that security has been deposited or tendered under a Take-over Bid made by that Person or made by any Affiliate or Associate of that Person or made by any other Person acting jointly or in concert with that Person, unless such deposited or tendered security has been taken up or paid for;

(II)

by reason of the holder of that security having agreed to deposit or tender that security to a Take-over Bid made by that Person or any Affiliate or Associate of that Person or any other Person with whom that Person is acting jointly or in concert under a Permitted Lock-up Agreement, but only until such time as the securities are taken up and paid for under the Take-over Bid;

(III)	if:

(A)

the ordinary business of that Person (the “Fund Manager”) includes the management of pension or mutual funds or investment funds for others (which others may include or be limited to one or more employee benefit plans or pension plans) or the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required, and that security is held by the Fund Manager in the ordinary course of such business in the performance of that Fund Manager’s duties for the account of another Person (a “Client”),

(B)

that Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds that security in the ordinary course of such duties for the Estate Account or the Other Account,

(C)

that Person is an independent Person established by statute for purposes that include, and the ordinary business or activity of that Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies (a “Statutory Body”) and the Statutory Body holds that security for the purposes of its activities as such,

(D)	the ordinary business of that Person includes acting as an agent of the Crown in the management of public assets (the “Crown Agent”), or

(E)

that Person is the administrator or the trustee (the “Independent Person”) of one or more pension funds or plans registered under applicable laws (a “Pension Fund”) and holds that security in the ordinary course of such duties for such Pension Fund, or is a Pension Fund;

provided, however, that in any of the foregoing cases in this Section (III) no one of the Fund Manager, Trust Company, Statutory Body, Crown Agent, Independent Person or Pension Fund makes or announces a current intention to make a Take-over Bid in respect of securities of the Corporation alone or acting jointly or in concert with any other Person (other than under a distribution by the Corporation or by means of ordinary-market transactions, including pre-arranged trades entered into in the ordinary course of business of that Person executed through the facilities of a stock exchange or organized over-the-counter market);

(IV)

that Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds that security, or that Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds that security, or that Person is a Pension Fund with the same Independent Person as another Pension Fund;

(V)

that Person is a Client of a Fund Manager and that security is owned at law or in equity by the Fund Manager, or that Person is an Estate Account or an Other Account of a Trust Company and that security is owned at law or in equity by the Trust Company, or that Person is a Pension Fund and that security is owned at law or in equity by the Independent Person; or

(VI)	that Person is a registered holder of securities as a result of carrying on the business of, or acting as a nominee of, a securities depository.

(f)	“Board of Directors” means, at any time, the duly constituted board of directors of the Corporation.

(g)

“Book Entry Form” means, in reference to securities, securities that have been issued and registered in uncertificated form and includes securities evidenced by an advice or other statement and securities which are maintained electronically on the records of the Corporation’s transfer agent but for which no certificate has been issued;

(h)	“Book Entry Rights Exercise Procedures” has the meaning ascribed thereto in 2.12(a).

(i)	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Montreal or Toronto are authorized or obligated by law to close.

(j)

“CBCA” means the Canada Business Corporations Act and the regulations thereunder, as amended from time to time, and the regulations made thereunder, and any comparable or successor laws or regulations thereto.

(k)

“Close of Business” means, on any given date, the time on that date (or, if that date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Montreal (or, after the Separation Time, the office of the Rights Agent in the City of Montreal) is closed to the public; provided, however, that for the purposes of the definition of “Competing Permitted Bid” and the definition of “Permitted Bid”, “Close of Business” on any date means 11:59 p.m. (local time, at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time, at the place of deposit) on the next succeeding Business Day).

(l)

“Common Shares” means the common shares in the capital of the Corporation which, at the time of this Agreement, are designated as the “Common Shares” , and which may be converted, re-designated or otherwise changed from time to time.

(m)	“Competing Permitted Bid” means a Take-over Bid that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	is made while another Permitted Bid or another Competing Permitted Bid is in existence; and

(ii)	satisfies all the components of the definition of a Permitted Bid, provided that it is not required to satisfy the requirement set out in 1.1(kk)(ii)(A); and

(iii)

contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified condition that no Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid, provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid as soon as such Take-over Bid ceases to meet any or all of the provisions of this definition, and any acquisition of Shares made pursuant to such Take-over Bid that qualified as a Competing Permitted Bid, will not be a Permitted-Bid Acquisition.

(n)

“controlled”: a corporation is “controlled” by another Person if (i) its securities entitled to vote in the election of directors carrying more than 50% of the votes therefor are held, other than by way of security only, by or for the benefit of that other Person; and (ii) the votes carried by those securities may elect a majority of the board of directors; and “controls”, “controlling” and “under common control with” will be interpreted accordingly.

(o)

“Convertible Security” means, at any time, any security or right (other than Rights) under which its holder may (or is obliged to) acquire, or which may be (or is) convertible into Common Shares, whether or not on conditions and within a period of 60 days from that time.

(p)

“Convertible Security Acquisition” means the acquisition of Common Shares upon the purchase, exercise of Convertible Securities acquired or received by a Person under a Permitted-Bid Acquisition, Exempt Acquisition or a Corporate Distribution.

(q)

“Corporate Acquisition” means an acquisition by the Corporation or a Subsidiary of the Corporation or the redemption by the Corporation or the cancellation by the Corporation of Common Shares that by reducing the number of Common Shares outstanding increases the proportionate number of Common Shares Beneficially Owned by any Person.

(r)	“Corporate Distribution” means an acquisition as a result of:

(i)

a stock dividend or a stock split or other event following which a Person receives or acquires Common Shares and/or Convertible Securities of a given type or class on the same pro-rata basis as all other holders of Common Shares and/or Convertible Securities of the same type or class (other than holders resident in a jurisdiction where a distribution is restricted or impracticable as a result of applicable law); or

(ii)

any other event following which all holders of Common Shares and/or Convertible Securities (other than holders resident in a jurisdiction where a distribution is restricted or impracticable as a result of applicable law) are entitled to receive Common Shares or Convertible Securities on a pro-rata basis, including, without limitation, the receipt or exercise of rights issued by the Corporation and distributed to all holders of Common Shares to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from another Person, and further provided that the Person in question does not thereby acquire a greater percentage of Common Shares or Convertible Securities than the Person’s percentage of Common Shares Beneficially Owned immediately prior to that acquisition or exercise.

(s)	“Corporation” has the meaning set forth in the recitals hereto.

(t)	“Disqualification Date” means the first date of public announcement by a Person specified in Section 1.1(a)(iii) or the Corporation of a current intent to commence a Take-over Bid.

(u)

“Dividend Reinvestment Plan” means a dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where that plan permits the holder to direct that dividends paid in respect of any securities of the Corporation, proceeds of redemption of Common Shares, interest paid on evidences of indebtedness of the Corporation, or option cash payments, be applied to the purchase from the Corporation of additional securities of the type or class of securities in respect of which those dividends relate.

(v)	“Effective Date” has the meaning given to that term in Section 5.13(a).

(w)	“Election to Exercise” has the meaning given to that term in Section 2.2(e).

(x)	“Exempt Acquisition” means an acquisition of Common Shares or Convertible Securities:

(i)	in respect of which the Board of Directors has waived the application of Section 3.1 under Sections 5.1(b), 5.1(c) or 5.1(d);

(ii)	that was made under a Dividend Reinvestment Plan;

(iii)

made as an intermediate step in a series of related transactions in connection with an acquisition by the Corporation or its Subsidiaries of a Person or assets, provided that the Person who acquires such securities distributes or is deemed to distribute such securities to its security holders within 10 Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Corporation’s then-outstanding Common Shares;

(iv)

pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) requiring approval by shareholders of the Corporation;

(v)

under a distribution to the public by the Corporation of Common Shares or Convertible Securities made under a prospectus, provided that the Person in question does not thereby acquire a greater percentage of Common Shares or Convertible Securities than the percentage of Common Shares Beneficially Owned immediately prior to that acquisition; or

(vi)	under an issue and sale by the Corporation of Common Shares or Convertible Securities by way of private placement by the Corporation, provided that:

(A)	all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals, and

(B)

the purchaser does not become the Beneficial Owner of more than 25% of the number of Common Shares outstanding immediately prior to the private placement (and in making this determination, the securities to be issued to that purchaser under the private placement will be deemed to be held by that purchaser, but will not be included in the number of Common Shares outstanding immediately prior to the private placement) or a greater percentage of Common Shares or Convertible Securities representing the right to acquire Common Shares than the percentage of Common Shares such Person Beneficially Owned immediately prior to such acquisition

(y)

“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right which, until adjustment thereof in accordance with the terms hereof, shall be: (i) until the Separation Time, an amount equal to five times the Market Price, from time to time, per Common Share; and (ii) from and after the Separation Time, an amount equal to five times the Market Price, as at the Separation Time, per Common Share[1].

(z)

“Expiration Time” means the earlier of: (i) the Termination Time, and (ii) the close of business on the date immediately following the date of the Corporation’s annual meeting of shareholders to be held in 2021; provided, however, that if the resolution referred to in Section 5.13(b) is approved by the Independent Holders in accordance with Section 5.13(b) at or prior to such annual meeting, “Expiration Time” shall mean the earlier of (A) the Termination Time, and (B) the close of business on the date immediately following the date of the Corporation’s annual meeting of shareholders to be held in 2024.

(aa)

“Flip-in Event” means a transaction or series of transactions in or following which any Person becomes an Acquiring Person, provided, however, that a Flip-in Event shall be deemed to occur at the Close of Business on the 10th day (or on such later day as the Board of Directors shall determine) after a Stock Acquisition Date.

(bb)	“holder”, with respect to any Rights, means the registered holder of those Rights (or, prior to the Separation Time, the associated Common Shares).

(cc)

“Independent Holders” means holders of Common Shares, excluding any Acquiring Person or Offeror, or any Affiliate or Associate of that Acquiring Person or Offeror, or any Person acting jointly or in concert with that Acquiring Person or Offeror, or any employee benefit plan, stock purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of any such plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

(dd)	“Lock-up Bid” has the meaning given to that term in Section 1.1(mm).

(ee)	“Locked-up Person” has the meaning given to that term in Section 1.1(mm).

(ff)

“Market Price”, per security of any securities on any date of determination, means the average of the daily closing prices per security of those securities (determined as described below) on each of the 20 consecutive Trading Days ending three Trading Days immediately preceding that date;

[1]	NOTE : Given the consolidation, the Exercise Price must be changed.

provided, however, that if an event of a type analogous to any of the events described in Section 2.3 causes the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each closing price so used will be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.

The closing price per security of any securities on any date will be:

(i)	the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each security as reported by the Toronto Stock Exchange;

(ii)

if, for any reason, none of such prices is available on such day or the securities are not listed or admitted to trading on the Toronto Stock Exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each security as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the securities exchange on which the securities are primarily traded;

(iii)	if not so listed, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each security of those securities in the over-the-counter market; or

(iv)

if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors; provided, however, that if on the date of determination the securities are not traded in the over-the-counter market, the closing price per security of those securities on that date will mean the fair value per security of those securities on such date as determined in good faith by a nationally or internationally recognized investment dealer or investment banker.

(gg)

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids adopted by certain of the Canadian securities regulatory authorities, as now in effect or as the same may from time to time be amended, re-enacted or replaced and including for greater certainty any successor instrument thereto.

(hh)	“Offer to Acquire” means:

(i)	an offer to purchase, or a solicitation of an offer to sell; and

(ii)

an acceptance of an offer to sell, whether or not that offer to sell has been solicited, and the Person accepting an offer to sell will be making an Offer to Acquire to the Person that made the offer to sell;

or any combination thereof.

(ii)	“Offeror” means a Person who has announced a current intention to make, or who makes and has outstanding, a Take-over Bid.

(jj)

“Offeror’s Securities” means Common Shares and Convertible Securities Beneficially Owned by an Offeror, any Affiliate or Associate of that Offeror, or any Person acting jointly or in concert with that Offeror.

(kk)	“Permitted Bid” means a Take-over Bid that is made by means of a Take-over Bid circular and:

(i)	that is made to all registered holders of Common Shares (other than the Offeror’s Securities); and

(ii)

that contains, and the take up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified condition that no Shares shall be taken up or paid for pursuant to the Take-over Bid:

(A)

prior to the close of business on the date which is not less than one hundred and five (105) days following the date of the Take-over Bid or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of NI 62-104 for which a Take-over Bid (that is not exempt from any of the requirements of division 5 (Bid Mechanics) of NI 62-104) must remain open for deposit of securities thereunder; and

(B)

unless, at the close of business on the date Shares are first taken up or paid for under such Take-over Bid, more than fifty percent (50%) of the then outstanding Common Shares shall have been tendered or deposited to the Take-over Bid and not withdrawn;

(iii)	that contains an irrevocable and unqualified provision that:

(A)

unless the Take-over Bid is withdrawn, Common Shares may be deposited under the Take-over Bid at any time during the period of time which applies pursuant to clause (ii)(A) of this Section 1.1(kk) and that any Shares deposited pursuant to the Take-over Bid may be withdrawn at any time until taken up and paid for; and

(B)

should the condition referred to in Clause (ii)(B) of this Section 1.1(kk) be met: (i) the Offeror will make a public announcement of that fact; and (ii) the Take-over Bid will be extended for a period of not less than ten (10) days from the date of such public announcement.

(ll)	“Permitted-Bid Acquisitions” means share acquisitions made under a Permitted Bid or a Competing Permitted Bid.

(mm)

“Permitted Lock-up Agreement” means an agreement between a Person and one or more holders (each a “Locked-up Person”) of Common Shares or Convertible Securities, the terms of which are publicly disclosed and a copy of which is made available to the public, including the Corporation, not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the agreement was entered into after the date of the Lock-up Bid, not later than the date the agreement was entered into, under which the Locked-up Persons agree to deposit or tender Common Shares or Convertible Securities to a Take-over Bid (the “Lock-up Bid”) made by the Person or any Affiliate or Associate of that Person or any other Person referred to in Section 1.1(e)(iii) and where (x) in the context of a Lock-up Bid that is supported by the Corporation, the agreement shall terminate automatically or may be terminated by the Locked-up Person upon termination, in accordance with its terms, of the agreement between the Offeror and the Corporation under which it was agreed that the Offeror would acquire all of the Common Shares outstanding in accordance with the terms of the agreement, and (y) in the context of a Lock-up Bid that is not supported by the Corporation, the agreement:

(i)

permits the Locked-up Person to withdraw Common Shares or Convertible Securities in order to tender or deposit Common Shares or Convertible Securities to another Take-over Bid (or terminate the agreement in order to support another transaction) that represents an offering price for each Common Share or Convertible Security that exceeds, or provides a value for each Common Share or Convertible Security that is greater than:

(A)	the offering price or value contained or proposed to be contained in the Lock-up Bid; or

(B)

the offering price or value contained or proposed to be contained in the Lock-up Bid by as much or more than a specified amount and that specified amount is not greater than 7% of the offering price or value that is contained or proposed to be contained in the Lock-up Bid; and

(ii)

provides that no “break-up” fees, “top-up” fees, penalties, payments, expenses or other amounts that exceed in the aggregate the greater of (A) the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to the Locked-up Person and (B) 50% of the amount by which the price or value payable under another Take-over Bid or another transaction to a Locked-up Person exceeds the price or value of the consideration that that Locked-up Person would have received under the Lock-up Bid, will be payable by that Locked-up Person under the agreement if the Lock-up Bid is not successfully concluded or if any Locked-up Person withdraws or fails to tender Common Shares or Convertible Securities thereunder, and that those amounts will be payable only following the actual receipt by the Locked-up Person of consideration under another Take-over Bid or another transaction;

and, for greater certainty, the agreement may contain a right of first refusal or require a period of delay to give the Offeror an opportunity to at least match a higher consideration in another Take-over Bid or another transaction or contain any other similar limitation on a Locked-up Person’s right to withdraw Common Shares or Convertible Securities from the agreement, so long as any such limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares or Convertible Securities in sufficient time to tender to the other Take-over Bid or to support the other transaction.

(nn)

“Person” means any individual, firm, partnership, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar extended meaning.

(oo)	“Prescribed Percentage” means 20% of the outstanding Common Shares.

(pp)	“Privacy Laws” has the meaning given to that term in Section 4.7.

(qq)	“Redemption Price” has the meaning given to that term in Section 5.1(a).

(rr)

“regular periodic cash dividends” means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that those cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year; and

(ii)	100% of the consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(ss)	“Right” means a right issued under this Agreement.

(tt)	“Rights Agent” means Computershare Trust Company of Canada or, as the case may be, any successor rights agent hereunder.

(uu)	“Rights Certificate” has the meaning given to that term in Section 2.2(d)(i).

(vv)	“Rights Register” has the meaning given to that term in Section 2.6(a).

(ww)	“Securities Act” means the Securities Act (Québec), and the regulations and rules thereunder, and any comparable or successor laws, regulations and rules thereto.

(xx)	“Separation Time” means:

(i)	the Close of Business on the 10th Trading Day after the earlier of:

(A)	the Stock Acquisition Date,

(B)

the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid), provided that, in respect of a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid) that commenced prior to the Effective Date, the Separation Time will be the Close of Business on the third Trading Day after the Effective Date, and

(C)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

provided that, if any Take-over Bid, Permitted Bid or Competing Permitted Bid expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, that Take-over Bid, Permitted Bid or Competing Permitted Bid, as the case may be, will be deemed, for purposes of this Section 1.1(xx), never to have been made and provided further that if the Board of Directors determines under Sections 5.1(b), 5.1(c) or 5.1(d) to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of that Flip-in Event will be deemed never to have occurred; or

(ii)	such later Business Day as may be determined at any time or from time to time by the Board of Directors (or any committee of the Board of Directors so designated by the Board of Directors).

(yy)	“Shares” means any shares in the capital of the Corporation.

(zz)	“Stock Acquisition Date” means the first date of public announcement by the Corporation, an Offeror or an Acquiring Person of facts indicating that a Person has become an Acquiring Person.

(aaa)

“Subsidiary”: a corporation is a Subsidiary of another corporation if (i) it is controlled by (A) that other corporation; (B) that other corporation and one or more corporations each of which is controlled by that other corporation; or (C) two or more corporations each of which is controlled by that other corporation; or (ii) it is a Subsidiary of a corporation that is that other corporation’s Subsidiary.

(bbb)

“Take-over Bid” means an Offer to Acquire Common Shares or Convertible Securities where the Common Shares or Convertible Securities subject to the Offer to Acquire, together with the Common Shares into which the Convertible Securities subject to the Offer to Acquire are convertible, and the Offeror’s Securities, constitute in the aggregate the Prescribed Percentage or more of the outstanding Common Shares as of the date of the Offer to Acquire.

(ccc)	“Termination Time” means the time at which the right to exercise Rights terminates under Sections 5.1(a), 5.1(e), 5.1(f) or 5.1(h).

(ddd)

“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian stock exchange or market on which those securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange or market, a Business Day.

1.2	Currency.

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings.

The division of this Agreement into articles, Sections and clauses and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular article, Section, or clause or other portion hereof and include any agreement supplemental hereto. References herein to “Sections” are to articles, sections, clauses and further subdivisions of articles of this Agreement.

1.4	Number and Gender.

Wherever the context so requires, terms used herein importing the singular number only include the plural and vice-versa and words importing only one gender include all others.

1.5	Acting Jointly or in Concert.

For purposes of this Agreement, a Person is acting jointly or in concert (a) with every Person who is a party to an agreement, commitment or understanding, whether formal or informal, to acquire or make an Offer to Acquire Common Shares and/or Convertible Securities (other than customary agreements with and between underwriters or banking group members or selling group members with respect to a distribution of securities or to a pledge of securities in the ordinary course of business), and (b) all of their respective Affiliates and Associates.

1.6	Statutory References.

Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, clause or rule of any statute or regulation will be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there is no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.7	Calculation of Certain Percentages.

For purposes of this Agreement, the percentage of the outstanding Common Shares Beneficially Owned by any Person is the product of: (a) 100 and (b) a fraction of which (i) the numerator is the number of Common Shares Beneficially Owned by such Person and (ii) the denominator is the number of Common Shares then outstanding. In determining such percentage, all unissued Common Shares of which such Person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

ARTICLE 2

THE RIGHTS

2.1	Legend on Share Certificates.

(a)

Certificates issued for Common Shares after the Effective Date, but prior to the Close of Business on the earlier of the Separation Time and the Expiration Time, will evidence one Right for each Common Share represented thereby (subject to the adjustments provided herein) and, commencing as soon as reasonably practicable after the Effective Date, shall have impressed on, printed on, written on or otherwise affixed to them, a legend in substantially the following form:

(i)

“Until the Separation Time (as defined in the Rights Plan referred to below), this certificate also evidences and entitles its holder to certain Rights as set forth in a Shareholder Rights Plan Agreement, as amended and restated on March 22, 2018, and as may be further amended, modified or supplemented from time to time (the “Rights Plan”), between Prometic Life Sciences Inc. (the “Corporation”) and Computershare Trust Company of Canada, as rights agent (the “Rights Agent”), the terms of which are hereby incorporated by reference and a copy of which is on file at the principal executive office of the Corporation. Under certain circumstances, as set forth in the Rights Plan, the Rights may be amended or redeemed, may expire, may become null and void (if, in certain cases, they are issued to or “Beneficially Owned” by any Person who is, was or becomes an “Acquiring Person”, as those terms are defined in the Rights Plan, whether currently held by or on behalf of that Person or any subsequent holder) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.”

(ii)	“The Corporation will arrange for the mailing of a copy of the Rights Plan to the holder of this certificate without charge upon receipt of a written request therefor.”

(b)

Until the earlier of the Separation Time and the Expiration Time, certificates representing Common Shares that are outstanding at the Effective Date will evidence one Right for each Common Share evidenced thereby, subject to the adjustments provided herein, notwithstanding the absence of the foregoing legend. Following the Separation Time, Rights shall be evidenced by Rights Certificates issued under Section 2.2.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights.

(a)

Right to entitle holder to purchase one Common Share prior to adjustment. Each Right will entitle its holder, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one Common Share (which price and number of Common Shares are subject to adjustment as set forth below and are subject to Section 3.1(a)). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation and any of its Subsidiaries will be void.

(b)

Rights not exercisable until Separation Time. Until the Separation Time, (i) the Rights shall not be exercisable, and (ii) each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Shares.

(c)

Separation. From and after the Separation Time and prior to the Expiration Time, (i) the Rights will be exercisable, and (ii) the registration and transfer of the Rights will be separate from, and independent of, Common Shares.

(d)

Delivery of Rights Certificate and disclosure statement. In the event that the Corporation determines to issue Rights Certificates (as defined below), then promptly following the Separation Time, the Corporation shall prepare and the Rights Agent shall mail to each holder of Rights as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by that Acquiring Person that are not held of record by that Acquiring Person, the holder of those Rights (a “Nominee”)) at the holder’s address as shown by the records of the Corporation (and the Corporation shall furnish copies of those records to the Rights Agent for this purpose):

(i)

a certificate (a “Rights Certificate”) in substantially the form of Schedule 2.2(d) hereto appropriately completed, representing the number of Rights held by that holder at the Separation Time, and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made thereunder or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and

(ii)	a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in Sections 2.2(d)(i) and 2.2(d)(ii) in respect of all Common Shares held of record by it that are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is a Nominee, the Corporation may require that Person to furnish it with such information and documentation as the Corporation considers advisable.

(e)

Exercise of Rights. In the event that the Corporation determines to issue Rights Certificates, rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent the Rights Certificate evidencing those Rights together with an election to exercise those Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed and executed, accompanied by payment by certified cheque, banker’s draft or money order payable to the order of the Rights Agent, of a (a) sum equal to (i) the Exercise Price multiplied by (ii) the number of Rights being exercised and (b) a sum sufficient to cover any transfer tax or charge that may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issue or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised, all of the above to be received before the Expiration Time by the Rights Agent at its principal office in any of the cities listed on the Rights Certificate.

(f)

Duties of Rights Agent upon receipt of Election to Exercise. In the event that the Corporation determines to issue Rights Certificates, then upon receipt of a Rights Certificate that is accompanied by (i) a completed and duly executed Election to Exercise, and (ii) payment, the Rights Agent (unless otherwise instructed by the Corporation) will promptly:

(i)

requisition certificates representing the number of Common Shares to be purchased from the transfer agent for the Common Shares (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)	after receipt of the share certificates, deliver them to or upon the order of the holder of the Rights, registered in such name or names as may be designated by that holder;

(iv)	after receipt of the cash, if applicable, deliver it (less any amounts required to be withheld) to or to the order of the holder of the Rights; and

(v)	tender to the Corporation all payments received on exercise of the Rights.

(g)

Partial Exercise of Rights. If a holder of Rights exercises less than all of the Rights evidenced by that holder’s Rights Certificate, the Rights Agents shall issue a new Rights Certificate evidencing the Rights remaining unexercised to that holder or to that holder’s duly authorized assigns.

(h)	Duties of the Corporation. The Corporation shall:

(i)

take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights will, at the time of delivery of the certificates for these securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to ensure compliance with Sections 2.2 and 3.1 including, without limitation, all such action to comply with any applicable requirements of the CBCA, the Securities Act and any comparable legislation of any other applicable jurisdiction and any other applicable law, rule or regulation, in connection with the issue and delivery of the Rights Certificates and the issue of any Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause, from and after such time as the Rights become exercisable, all Common Shares issued upon exercise of Rights to be listed upon issue on the principal stock exchange on which the Common Shares were traded prior to the Stock Acquisition Date;

(iv)

cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)

pay when due and payable all Canadian federal and provincial transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) that may be payable in respect of the original issue or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge that may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issue or delivery of certificates for Common Shares, Shares or other securities in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)

after the Separation Time, except as permitted by Sections 5.1 or 5.4, not take (or permit any Subsidiary to take) any action if, at the time that action is taken, it is reasonably foreseeable that it will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(i)

Common Shares. Subject to Sections 2.3 and 3.1(a), a Right issued to a holder of a Common Share will represent the right to acquire one Common Share per Common Share so held. If a Common Share is redeemed or is purchased for cancellation prior to the Separation Time, its accompanying Right will be deemed to have been purchased for cancellation.

2.3	Adjustments to Exercise Price; Number of Rights.

The Exercise Price, the number and kind of Shares or other securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	Adjustment to Exercise Price upon changes to share capital. If the Corporation at any time after the Effective Date:

(i)

declares or pays a dividend on the Common Shares payable in Shares (or other securities exchangeable for or convertible into or giving a right to acquire Shares or other securities), or other securities in lieu of, but not in an amount that exceeds the value of, regular periodic cash dividends;

(ii)	subdivides or changes the outstanding Common Shares into a greater number of Common Shares;

(iii)	combines or changes the outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issues any Shares (or other securities exchangeable for or convertible into or giving a right to acquire Shares or other securities) or other securities in respect of, in lieu of or in exchange for existing Common Shares, except as otherwise provided in this Section 2.3;

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of Shares or other securities (as the case may be) issuable on that date, will be proportionately adjusted so that the holder of any Rights exercised after that time will be entitled to receive, upon payment of the Exercise Price then in effect, the number and kind of Shares or other securities (as the case may be) that, if that Right had been exercised immediately prior to that date and at a time when the Common Share transfer books of the Corporation were open, that holder would have owned upon exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. If an event occurs that would require an adjustment under both Sections 2.3 and 3.1, the adjustment provided for in this Section 2.3 will be in addition to and, be made prior to, any adjustment required under Section 3.1.

(b)

Adjustment to Exercise Price upon issue of rights, options and warrants. If the Corporation, at any time after the Effective Date, fixes a record date for the issue of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after that record date) to subscribe for or purchase Common Shares (or instruments having the same rights, privileges and preferences as Common Shares (“equivalent shares”) or securities convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent shares at a price per share (or having a conversion price or exchange price or exercise price per share, if a security convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent shares) less than ninety 90% of the Market Price per share on that record date, the Exercise Price in effect after that record date will be determined by multiplying (i) the Exercise Price in effect immediately prior to that record date by (ii) a fraction, the numerator of which (A) will be (x) the number of Common Shares outstanding on that record date, plus (y) the number of Common Shares that the aggregate offering price of the Common Shares or equivalent shares so to be offered (or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase those convertible or exchangeable securities or rights so to be offered) would purchase at that Market Price per share, and the denominator of which (B) will be (x) the number of Common Shares outstanding on that record date, plus (y) the number of additional Common Shares or equivalent shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of that consideration will be determined in good faith by the Board of Directors, whose determination shall be described in a certificate filed with the Rights Agent and will bind the Rights Agent and the holders of the Rights. Such adjustment will be made successively whenever such a record date is fixed and, if such rights or warrants are not so issued, the Exercise Price will be adjusted to be the Exercise Price that would then be in effect if that record date had not been fixed.

For purposes of this Agreement, the granting of rights to purchase Common Shares (whether from the Corporation or otherwise) under any Dividend Reinvestment Plan or any share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation or the investment of periodic optional payments or employee benefit, stock option or similar plans (so long as those rights are not evidenced by the delivery of rights or warrants) will not constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in the case of any Dividend Reinvestment Plan, the rights to purchase Common Shares are at a price per share of not less than 90% of the market price per share (determined as provided in such plans) of the Common Shares.

(c)

Adjustment to Exercise Price upon Corporate Distributions. If the Corporation at any time after the Effective Date fixes a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger, amalgamation, arrangement, plan, compromise or reorganization in which the Corporation is the continuing or successor Corporation) of evidences of indebtedness, cash (other than a regular periodic cash dividend or a regular periodic cash dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or subscription rights, options or warrants (excluding those referred to in Section 2.3(b)), the Exercise Price in effect after that record date will be determined by multiplying (i) the Exercise Price in effect immediately prior to that record date by (ii) a fraction, the numerator of which (A) will be the Market Price per share on that record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights, options or warrants applicable to a Common Share and the denominator of which (B) will be that Market Price per share. Such adjustments will be made successively whenever such a record date is fixed, and if such distribution is not so made, the Exercise Price will be adjusted to be the Exercise Price that would have been in effect if that record date had not been fixed.

(d)

De minimis threshold for adjustment to Exercise Price. Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price will be made unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments that by reason of this Section 2.3(d) are not required to be made will be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 will be to the nearest cent or to the nearest 1/100th of a Common Share.

(e)

Corporation may provide for alternate means of adjustment. Subject to prior consent of the holders of Common Shares or Rights obtained as set forth in Sections 5.4(c) or 5.4(d), as applicable, if the Corporation at any time after the Effective Date issues any Shares (other than Common Shares), or rights or warrants to subscribe for or purchase any Shares, or securities convertible into or exchangeable for any Shares, in a transaction referred to in Sections 2.3(a)(i), 2.3(a)(iv), 2.3(b) or 2.3(c), and if the Board of Directors acting in good faith determines that the adjustments contemplated by Sections 2.3(a), 2.3(b), and 2.3(c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Corporation may determine what other adjustments to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3(a), 2.3(b) and 2.3(c), such adjustments, rather than the adjustments contemplated by Sections 2.3(a), 2.3(b) and 2.3(c), will be made. The Corporation and the Rights Agent shall amend this Agreement accordingly.

(f)

Rights to evidence right to purchase Common Shares at adjusted Exercise Price. Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder will evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of that Right, all subject to further adjustment as provided herein.

(g)

Adjustment to number of Common Shares purchasable upon adjustment to Exercise Price. Unless the Corporation exercises its election as provided in Section 2.3(h), upon each adjustment of the Exercise Price as a result of the calculations made in Sections 2.3(b) and 2.3(c), each Right outstanding immediately prior to the making of that adjustment will thereafter evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares (calculated to the nearest 1/10,000th) obtained by (i) multiplying (A) the number of Common Shares purchasable upon exercise of a Right immediately prior to this adjustment by (B) the Exercise Price in effect immediately prior to that adjustment of the Exercise Price, and (ii) dividing the product so obtained by the Exercise Price in effect immediately after that adjustment of the Exercise Price.

(h)

Election to adjust number of Rights upon adjustment to Exercise Price. The Corporation may, on or after the date of any adjustment of the Exercise Price, adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon exercise of a Right. Each Right outstanding after the adjustment in the number of Rights will be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to that adjustment. Each Right held of record prior to that adjustment of the number of Rights will become that number of Rights (calculated to the nearest 1/10,000) obtained by dividing the Exercise Price in effect immediately prior to adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price.

The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any day thereafter but, if Rights Certificates have been issued, will be at least 10 days later than the date of the public announcement.

If Rights Certificates have been issued, upon each adjustment of the number of Rights under this Section 2.3(h), the Corporation shall, as promptly as practicable, cause to be distributed to holders of Rights on that record date Rights Certificates evidencing, subject to Section 5.5, the additional Rights to which those holders are entitled as a result of that adjustment, or, at the option of the Corporation, shall cause to be distributed to those holders in substitution and replacement for their Rights Certificates prior to the date of adjustment, and upon surrender thereof, new Rights Certificates evidencing all the Rights to which those holders are entitled after that adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the adjusted Exercise Price and shall be registered in the names of the holders of Rights on the record date for the adjustment specified in the public announcement.

(i)

Rights Certificates may contain Exercise Price before adjustment. Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates therefor and thereafter issued may continue to express the Exercise Price per share and the number of Common Shares that were expressed in the initial Rights Certificates issued hereunder.

(j)

Corporation may in certain cases defer issues of securities. In any case in which this Section 2.3 requires that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may defer until the occurrence of that event the issue to the holder of any Rights exercised after that record date the number of Common Shares, if any, issuable upon exercise over and above the number of Common Shares, if any, issuable upon exercise on the basis of the Exercise Price in effect prior to that adjustment; provided, however, that the Corporation shall deliver to that holder an appropriate instrument evidencing the holder’s right to receive additional Common Shares (fractional or otherwise) upon the occurrence of the event requiring that adjustment.

(k)

Corporation has discretion to reduce Exercise Price for tax reasons. Notwithstanding anything in this Section 2.3 to the contrary, the Corporation may make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment, the Board of Directors determines to be advisable in order that any (i) consolidation or subdivision of the Common Shares, (ii) issue of any Common Shares at less than the Market Price, (iii) issue of securities convertible into or exchangeable for Common Shares, (iii) stock dividends or (iv) issue of rights, options or warrants, referred to in this Section 2.3 hereafter made by the Corporation to holders of its Common Shares, subject to applicable tax laws, will not be taxable to such shareholders.

(l)

Adjustment to Rights exercisable into securities other than Common Shares. If as a result of an adjustment made under Section 3.1, the holder of any Rights thereafter exercised becomes entitled to receive securities other than Common Shares, thereafter the number of those other securities so receivable upon exercise of any Rights and the Exercise Price thereof will be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in Sections 2.3(a) to 2.3(k), as the case may be.

(m)

Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made at any time after the Separation Time under this Section 2.3, the Corporation shall promptly:

(i)	file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of that adjustment or change; and

(ii)

cause notice of the particulars of that adjustment or change to be given to the holders of the Rights, provided that failure to file such certificate or cause such notice to be given, or any defect therein, will not affect the validity of such adjustment or change.

2.4	Date on Which Exercise is Effective.

Each Person in whose name any certificate or confirmation in Book Entry Form for Common Shares is issued upon the exercise of Rights, will be deemed to have become the holder of record of the Common Shares represented thereby on, and that certificate or entry shall be dated the date upon which the Rights Certificate evidencing those Rights was duly surrendered (together with a duly completed Election to Exercise) or such other Book Entry Rights Exercise Procedures were followed, and payment of the Exercise Price for those Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, that Person will be deemed to have become the record holder of those Common Shares on, and that certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates.

(a)

The Rights Certificates shall be executed on behalf of the Corporation by its Chairman, Chief Executive Officer, President or Vice-President, together with its Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation will bind the Corporation, notwithstanding that any of them have ceased to hold those offices prior to the countersignature and delivery of Rights Certificates.

(b)

Promptly after the Corporation learns of the Separation Time, the Corporation shall notify the Rights Agent thereof and shall deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and disclosure statements as described in Section 2.2(d), and the Rights Agent shall manually or by facsimile signature countersign and send those Rights Certificates and disclosure statements to the holders of the Rights under Section 2.2(c). No Rights Certificate will be valid for any purpose until countersigned by the Rights Agent.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange.

(a)

The Corporation shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable policies as it may prescribe, the Corporation shall register and transfer Rights. The Rights Agent is hereby appointed “Rights Registrar” for purposes of maintaining the Rights Register for the Corporation and registering and transferring Rights as herein provided. If the Rights Agent ceases to be the Rights Registrar, the Rights Agent may examine the Rights Register at all reasonable times.

(b)

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of a Rights Certificate and subject to Section 2.6(d) and the other provisions of this Agreement, the Corporation shall execute and the Rights Agent shall countersign, register and deliver, in the name of the holder or the designated transferee or transferees in accordance with the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered. Alternatively, in the case of the exercise of Rights in Book Entry Form, the Rights Agent shall provide the holder or the designated transferee or transferees with one or more statements issued under the Rights Agent’s direct registration system evidencing the same aggregate number of Rights as did the direct registration system’s records for the Rights transferred or exchanged.

(c)

All Rights issued upon any registration of transfer or exchange of Rights Certificates will bind the Corporation, and those Rights will entitle their holders to the same benefits under this Agreement as the Rights surrendered upon registration of transfer or exchange.

(d)

Each Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the registered holder thereof or that holder’s attorney duly authorized in writing.

(e)

As a condition to the issue of any new Rights Certificate under this Section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates.

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)

If (i) evidence of the destruction, loss or theft of any Rights Certificate is delivered to the Corporation and the Rights Agent prior to the Expiration Time and to their reasonable satisfaction, together with (ii) such indemnity or other security as may be required by each of them to save each of them and any of their agents harmless then, in the absence of notice to the Corporation or the Rights Agent that Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

As a condition to the issue of any new Rights Certificate under this Section 2.7, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d)

Every new Rights Certificate issued under this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate will evidence an original additional contractual obligation of the Corporation, whether or not the destroyed lost or stolen Rights Certificate will be at any time enforceable by anyone, and the holder thereof will be entitled to all the benefits of this Agreement equally and proportionately with any other holders of Rights duly issued by the Corporation.

2.8	Persons Deemed Owners.

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby.

2.9	Delivery and Cancellation of Rights Certificates.

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall be delivered to the Rights Agent and the Rights Agent shall promptly cancel them. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder that the Corporation or any of its Subsidiaries may have acquired, and the Rights Agent shall promptly cancel Rights Certificates so delivered. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled under this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request by the Corporation.

2.10	Agreement of Rights Holders.

Every holder of Rights, by accepting them, agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to this Agreement, as amended or supplemented from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the Common Share certificate representing that Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing that Rights Certificate or associated Common Share certificate made by anyone other than the Corporation or the Rights Agent), and neither the Corporation nor the Rights Agent will be affected by any notice to the contrary;

(e)	that holder of Rights has waived his or her right to receive any fractional shares upon exercise of Right;

(f)

that, in accordance with Section 5.4, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time as provided herein; and

(g)

that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent will be liable to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of a preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or a statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder not Deemed a Shareholder.

No holder, as such, of Rights or Rights Certificate or confirmation in Book Entry Form will be entitled to vote, receive dividends or be deemed the holder of any Share or other securities, which may at any time be issuable on the exercise of the Rights represented thereby, nor will anything contained herein or in any Rights Certificate confer upon any holder of Rights or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Shares or other securities or any right to vote at any meeting of security holders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to security holders at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Shares or other securities, except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until Rights have been duly exercised under this Agreement.

2.12	Book Entry Rights Exercise Procedures and Execution, Authentication, Delivery

(a)

Promptly following the Separation Time, the Corporation will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form. In the event that the Corporation determines to maintain Rights in Book Entry Form, it will put in place such alternative procedures as are determined necessary in consultation with the Rights Agent for the Rights to be maintained in Book Entry Form (the “Book Entry Rights Exercise Procedures”), it being hereby acknowledged that such procedures shall, to the greatest extent possible, replicate in all substantive respects the procedures set out in this Agreement with respect to the exercise of the Rights Certificates and that the procedures set out in this Agreement shall be modified only to the extent necessary, as reasonably determined by the Rights Agent, to permit the Corporation to maintain the Rights in Book Entry Form. In such event, the Book Entry Rights Exercise Procedures shall be deemed to replace the procedures set out in this Agreement with respect to the exercise of Rights and all provisions of this Agreement referring to the Rights Certificates shall be applicable to Rights registered in Book Entry Form in like manner as the Rights in certificated form.

(b)

Rights will be evidenced, in the case of Rights in Book Entry Form, by a statement issued under the Rights Agent’s direct registration system or, alternatively, if the Corporation determines to issue Rights Certificates, by the procedures set out in Section 2.2.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event.

(a)

Subject to Section 3.1(b), and Sections 5.1(b), 5.1(c) and 5.1(d), if a Flip-in Event occurs prior to the Expiration Time, each Right will constitute, effective on the Close of Business on the 10th day following the Stock Acquisition Date, a right to purchase from the Corporation, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares, as applicable, of the Corporation having an aggregate Market Price on the date of the occurrence of that Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (that Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if after such date of occurrence an event of a type analogous to any of the events described in Section 2.3 occurs with respect to those Common Shares).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are Beneficially Owned by (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person) or any Person acting jointly or in concert with an Acquiring Person, or (ii) a transferee or other successor in title of Rights, directly or indirectly, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person) or of any Person acting jointly or in concert with an Acquiring Person who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such, will become null and void without any further action, and any holder of those Rights (including transferees or successors in title) will not have any right whatsoever to exercise those Rights under this Agreement and will not have thereafter any other rights whatsoever with respect to those Rights, whether under this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not null and void under this Section 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Section 3.1 and such Rights shall become null and void.

(c)

Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 3.1(a) or 3.1(b) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person) (as such terms are defined in the Amended and Restated Shareholder Rights Plan Agreement). This Rights Certificate and the Rights represented hereby shall become null and void in the circumstances specified in Section 3.1(b) of the Shareholder Rights Plan Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Section 3.1(c) shall be of no effect on the provisions of Section 3.1(b).

ARTICLE 4

THE RIGHTS AGENT

4.1	General.

(a)

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents as it may deem necessary or desirable, subject to prior approval of the Rights Agent. If the Corporation appoints one or more co-Rights Agents, the respective duties of the Rights Agents and co-Rights Agents will be as the Corporation may determine, with the approval of the Rights Agent.

The Corporation shall pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses (including reasonable counsel fees and disbursements) incurred in the administration and execution of this Agreement and the performance of its duties hereunder.

(b)

The Corporation shall indemnify the Rights Agent and its officers, directors and employees for, and shall hold those Persons harmless against, any loss, liability, cost, claim, action, suit, damage or expense incurred (that is not the result of negligence, bad faith or wilful misconduct on the part of any one of the Rights Agent or its officers, directors or employees) for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(c)

The Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares or any Rights Certificate or certificate for other Shares or other securities, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, and, where necessary, verified or acknowledged, by the proper Person or Persons.

(d)

The Corporation shall inform the Rights Agent in a reasonably timely manner of events that may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2	Merger or Amalgamation or Change of Name of Rights Agent.

(a)

Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under Section 4.4. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, Rights Certificates have been countersigned, but not delivered, that successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver those Rights Certificates so countersigned; and in case, at that time Rights Certificates have not been countersigned, such successor Rights Agent may countersign those Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases those Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)

In case, at any time, the name of the Rights Agent is changed and at that time Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver the Rights Certificates so countersigned; and in case, at that time, Rights Certificates have not been countersigned, the Rights Agent may countersign those Rights Certificates either in its prior name or in its changed name; and in all such cases those Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent.

The Rights Agent undertakes its duties and obligations under this Agreement upon the following terms and conditions, to all of which the Corporation and the holders of Rights, by their acceptance thereof, are bound:

(a)

The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of that counsel will fully and completely authorize and protect the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with that opinion. Subject to prior written consent of the Corporation, which consent shall not be unreasonably withheld, the Rights Agent may also consult with such other experts as the Rights Agent will consider necessary or appropriate to properly carry out its duties and obligations under this Agreement (at the expense of the Corporation) and the Rights Agent may act and rely in good faith on the advice of any such expert.

(b)

Whenever, in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof is herein specifically provided) may be deemed to be conclusively proven and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board of Directors, the President, the Chief Financial Officer, the Chief Legal Officer, a Vice-President, the Treasurer, an Assistant-Treasurer, the Secretary or an Assistant-Secretary of the Corporation and delivered to the Rights Agent; and that certificate will fully authorize the Rights Agent as to any action taken or suffered in good faith by it under this Agreement in reliance upon that certificate.

(c)	The Rights Agent will be liable hereunder only for events that are the result of its own negligence, bad faith or wilful misconduct and that of its officers, directors and employees.

(d)

The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Share certificates or the Rights Certificates (except its countersignature thereof) or be required to verify them, but all those statements and recitals are and will be deemed to have been made by the Corporation only.

(e)

The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any obligation under this Agreement or any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void under Section 3.1(b)) or any adjustment required under Section 2.3 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3(m)(i) describing any such adjustment); nor will it, by any act hereunder, be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued under this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered or fully paid and non-assessable.

(f)

The Corporation shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further acts, instruments and assurances as may reasonably be required by the Rights Agent for the performance by the Rights Agent of its duties and obligations under this Agreement.

(g)

The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from a Person believed by the Rights Agent to be the Chairman of the Board of Directors, the President, the Chief Financial Officer, the Chief Legal Officer, a Vice-President, the Treasurer, an Assistant-Treasurer, the Secretary or an Assistant-Secretary of the Corporation and to apply to any such Person for advice or instructions in connection with its duties, and it will not be liable for any action taken or suffered by it in good faith in accordance with instructions of any of them. The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person designated in writing by the Corporation, and to apply to any such Person for advice or instructions in connection with its duties, and it will not be liable for any action taken or suffered by it in good faith in accordance with the instructions of any of them; it is understood that instructions to the Rights Agent will, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, those instructions will be confirmed in writing as soon as reasonably possible after being given.

(h)

The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities or become financially interested in any transaction in which the Corporation may be interested or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein precludes the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity, provided such actions would not place the Rights Agent in a position of conflict of interest with respect to its duties under this Agreement.

(i)

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or, with the prior written consent of the Corporation, by or through its attorneys or agents. The Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any of its attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided the prior written consent of the Corporation was obtained and reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent.

(a)

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) given to the Corporation, to each transfer agent of Common Shares and to each holder of Rights (all of which shall be at the expense of the Corporation). The Corporation may remove the Rights Agent upon 30 days’ notice given to the Rights Agent, to each transfer agent of Common Shares and to each holder of Rights.

(b)

If the Rights Agent resigns or is removed or otherwise becomes incapable of acting, the Corporation shall appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after that removal or after it has been notified in writing of that resignation or incapacity by the Rights Agent or by any holder of Rights (which holder shall, with that notice, submit his or her Rights Certificate for inspection by the Corporation), then the Rights Agent or that holder may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation’s expense.

(c)

Any successor Rights Agent, whether appointed by the Corporation or by such court, will be a corporation incorporated under the laws of Canada or a jurisdiction thereof authorized to carry on the business of a trust company in Canada. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named as

Rights Agent without further act or deed; but the predecessor Rights Agent, upon receiving from the Corporation payment in full of all amounts outstanding under this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary.

(d)

Not later than the effective date of any such appointment, the Corporation shall give notice thereof to the predecessor Rights Agent, to each transfer agent of Common Shares and to each holder of Rights. The cost of giving any notice required under this Section 4.4 shall be borne solely by the Corporation. Failure to give any notice provided for in this Section 4.4 however, or any defect therein, will not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5	Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to the Corporation, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

4.6	Fiduciary Duties of the Directors

Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or Convertible Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe are necessary or appropriate in the exercise of their fiduciary duties.

4.7	Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

4.8	Liability

Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

ARTICLE 5

MISCELLANEOUS

5.1	Redemption and Waiver.

(a)

Subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with Section 5.4(c) or 5.4(d), as applicable, the Board of Directors acting in good faith may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the then outstanding Rights at a redemption price of $0.00001 per Right (the “Redemption Price”) which, if applicable, will be appropriately adjusted in accordance with Section 2.3, mutatis mutandis.

(b)

Subject to the prior consent of the holders of Common Shares obtained in accordance with Section 5.4(c), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event, if that Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than under a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Common Shares and otherwise than in the circumstances set forth in Section 5.1(d), waive the application of Section 3.1 to that Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall postpone the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such waiver.

(c)

The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event, and upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to a Flip-in Event that would occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Common Shares by giving to the Rights Agent notice thereof; provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event, the Board of Directors will be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Takeover Bid circular to all registered holders of Common Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been granted, under this Section.

(d)	The Board of Directors may waive the application of Section 3.1, by giving to the Rights Agent notice thereof, in respect of a Flip-in Event, if:

(i)	the Board of Directors has determined that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)

that Acquiring Person has reduced its Beneficial Ownership of Common Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 30 days (or such earlier or later date as the Board of Directors may determine) of the date on which such contractual arrangement is entered into) such that at the time the waiver becomes effective under this Section 5.1(d) it is no longer an Acquiring Person;

and in the event of such waiver, for purposes of this Agreement, the Flip-in Event will be deemed never to have occurred. If the Person remains an Acquiring Person at the close of business on the date set forth in Section 5.1(d)(ii), such date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 hereof shall apply thereto.

(e)

Where a Person acquires Common Shares under a Permitted Bid or a Competing Permitted Bid or acquires Common Shares as a result of the Board of Directors waiving the application of Section 3.1 under Section 5.1(b) or 5.1(c), the Board of Directors shall, immediately upon such acquisition and without further formality, be deemed to have elected to redeem all outstanding Rights at the Redemption Price.

(f)

If the Board of Directors elects under Sections 5.1(a), 5.1(e) or 5.1(h) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and each Right will after redemption be null and void and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

(g)

Within 10 days after the redemption of Rights by the Corporation under Sections 5.1(a), 5.1(e) or 5.1(h), the Corporation shall give notice of redemption to the holders of the then outstanding Rights. Each such notice of redemption shall state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 and other than in connection with the purchase of Common Shares prior to the Separation Time.

(h)

Where a Take-over Bid that is not a Permitted-Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all outstanding Rights at the Redemption Price.

(i)

Notwithstanding the Rights being redeemed pursuant to Section 5.1(h) above, all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and, for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and the Rights shall remain attached to the outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

5.2	Expiration.

No Person will have any right whatsoever under this Agreement or in respect of any Rights after the Expiration Time, except the Rights Agent as specified in Section 4.1(a).

5.3	Issue of New Rights Certificates.

Notwithstanding any provisions of this Agreement or of the Rights, the Corporation may issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of Shares or other securities purchasable upon exercise of Rights made in accordance with this Agreement.

5.4	Supplements and Amendments.

(a)

The Corporation may from time to time supplement or amend this Agreement without the approval of any holders of Rights or Common Shares (i) to correct any clerical or typographical error or (ii) to maintain the validity or effectiveness of the Agreement as a result of a change in any applicable legislation or regulations or rules thereunder.

(b)

Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made with respect to Section 4 (other than under Section 5.4(a) (ii)) except with the written concurrence of the Rights Agent to such supplement or amendment. No written concurrence of the Rights Agent shall be required in respect of supplements or amendments required under Section 5.4(a) (ii).

(c)

Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Common Shares obtained as set forth below, at any time prior to the Separation Time supplement or amend this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent will be deemed to have been given if provided by the holders of Common Shares at a meeting called and held in compliance with applicable laws and regulatory requirements and the requirements in the Articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent will be deemed to have been given if the proposed supplement or amendment is approved by the affirmative vote of a majority of the votes cast by the Shareholders, represented in person or by proxy at the meeting.

(d)

The Corporation may, with the prior consent of the holders of Rights, at any time after the Separation Time and before the Expiration Time, supplement or amend this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent will be deemed to have been given if the action requiring such consent is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For purposes hereof, each outstanding Right, (other than Rights that are void under this Agreement) will be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting will be those, as nearly as may be, that are provided in the Corporation’s by-laws and the CBCA with respect to a meeting of shareholders of the Corporation.

(e)

Any amendments made by the Corporation to this Agreement pursuant to Section 5.4(a)(ii) shall: (i) if made before the Separation Time, be submitted to the holders of Common Shares at the next meeting of shareholders, and the shareholders may, by the majority referred to in Section 5.4(c), confirm or reject such amendment, and (ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders, and the holders of Rights may, by the majority referred to in subsection 5.4(d), confirm or reject such amendment. Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders of the Corporation or the holders of Rights or is not submitted to the shareholders of the Corporation or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights as the case may be.

(f)	The Corporation shall give the Rights Agent notice of any such supplement or amendment to this Agreement within five days of effecting that supplement or amendment.

5.5	Fractional Rights and Fractional Common Shares.

(a)

The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates that evidence fractional Rights. Any fractional Right will be null and void and the Corporation will not have any obligation or liability in respect thereof.

(b)

The Corporation shall not be required to issue fractions of Shares or other securities upon exercise of the Rights or to distribute certificates that evidence fractional Shares or other securities. In lieu of issuing fractional Shares or other securities, the Corporation shall pay to the holders of Rights at the time those Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Share. The Rights Agent shall have no obligation to make any payments in lieu of fractional Shares unless the Corporation provides the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(f).

5.6	Rights of Action.

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of Rights; and any holder of Rights, without the consent of the Rights Agent or of any holder of Rights, may, on that holder’s own behalf and for that holder’s own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce that holder’s right to exercise his or her Rights in the manner provided in his or her Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7	Notice of Proposed Actions.

In case the Corporation proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.8, a notice of such proposed action, which shall specify the date on which that liquidation, dissolution, winding-up, or sale is to take place, and that notice shall be so given at least 20 Business Days prior to the date of taking of that proposed action.

5.8	Notices.

(a)

Any Notice or demand authorized or required by this Agreement to be given or made by the Rights Agent or by any holder of Rights to or on the Corporation will be sufficiently given or made if given or made in writing, by personal delivery, telecopier or first-class mail (postage prepaid), and addressed (until another address is filed in writing with the Rights Agent) as follows:

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval, Québec H7V 4B4

Attention: Corporate Secretary

Telecopier: (514) 781-4457

(b)

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by any holder of Rights to or on the Rights Agent will be sufficiently given or made if given or made in writing, by personal delivery, telecopier or first-class mail (postage prepaid), and addressed (until another address is filed in writing with the Corporation) as follows:

Computershare Trust Company of Canada

1500 Robert-Bourassa Boulevard

7th Floor

Montreal, Quebec H3A 3S8

Attention: Client Relationship Manager

Telecopier: (514) 982-7580

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on any holder of Rights will be sufficiently given or made if given or made in writing, by first-class (postage prepaid), addressed to that holder at his or her address as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice or demand given in the manner herein provided to a holder of Rights will be deemed given, whether or not it is received by that holder.

5.9	Successors.

All provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent will bind and enure to the benefit of their respective successors and assigns hereunder.

5.10	Benefits of this Agreement.

Nothing in this Agreement gives to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; and this Agreement is for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of Rights.

5.11	Governing Law.

This Agreement and each Right issued hereunder will be deemed to be a contract made under the laws of the Province of Québec and be governed by and construed in accordance with the laws of that province.

5.12	Severability.

If any Section or provision hereof or the application thereof to any circumstances or any right hereunder is, in any jurisdiction and to any extent, invalid or unenforceable, that Section, provision or right will be ineffective only in that jurisdiction and to the extent of such invalidity or unenforceability in that jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections or provisions hereof or rights hereunder in that jurisdiction or the application of that Section, provision or right hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.13	Effective Date.

(a)

This Agreement will be effective and in full force and effect in accordance with its terms and conditions immediately upon the approval of this Agreement by the shareholders of the Corporation at the shareholders annual and special meeting scheduled to be held on May 9, 2018, or any postponement or adjournment thereof (the “Effective Date”). Notwithstanding the foregoing, if the Agreement is not approved by the shareholders of the Corporation at such meeting, then this Agreement and all outstanding Rights shall terminate and be null and void and of no further force and effect from and after the Effective Date.

(b)

To remain in effect from and after the date following the annual meeting of the shareholders of the Corporation to be held in 2021, this Agreement must be ratified by a resolution passed by a majority of the votes cast by holders (other than any holder who does not qualify as an Independent Holder) of Common Shares, voting together as a single class (subject to any additional requirements relating to such vote prescribed by a stock exchange on which the Common Shares are then listed), who vote in respect of ratification of this Agreement at or prior to such annual meeting. If this Agreement is not so ratified, or if it is not presented to the shareholders for ratification, in each case no later than at such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect from and after the Expiration Time.

5.14	Determinations and Actions by the Board of Directors.

All actions, calculations and determinations (including all omissions with respect to the foregoing) that are done or made by the Board of Directors, in good faith, will not subject the Board of Directors or any director of the Corporation to any liability to the holders of Rights.

5.15	Rights of Board, Corporation and Offeror.

Without limiting the generality of the foregoing, nothing contained herein suggests or implies that the Board of Directors may not recommend that holders of Common Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defense or settlement of litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of Common Shares) with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.16	Regulatory and Governmental Approvals.

This Agreement is subject in any jurisdiction to the receipt of any required prior or subsequent approval from any governmental or regulatory authority in that jurisdiction, including any securities regulatory authority or stock exchange.

5.17	Compliance.

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of any jurisdiction, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure such compliance. In no event will the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada in which such issue or delivery would be unlawful without a prospectus or registration of the relevant Persons or securities for such purposes, or (until such notice is given as required by law) without advance notice to any regulatory or self-regulatory body.

5.18	Time of the Essence.

Time is of the essence in this Agreement.

5.19	Execution in Counterparts and by Telecopier.

This Agreement may be executed in any number of counterparts, and each of those counterparts will together constitute one and the same instrument. This Agreement may be executed by telecopier and any such signature will be valid and binding.

5.20	Costs of Enforcement.

If the Corporation fails to fulfil any of its obligations under this Agreement, then the Corporation shall reimburse any holder of Rights for the costs and expenses (including reasonable legal fees) incurred by that holder in actions to enforce his or her rights under any Rights or this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement.

PROMETIC LIFE SCIENCES INC.

By:	(s) Pierre Laurin
Name: Pierre Laurin
Title: President & CEO

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(s) Martine Gauthier
Name: Martine Gauthier
Title: Professional, Client Services

By:	(s) Steve Gilbert
Name: Steve Gilbert
Title: Professional, Client Services

SCHEDULE 2.2(D)

FORM OF RIGHTS CERTIFICATE

Certificate No.             Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, IN ACCORDANCE WITH THE TERMS OF THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON (OR ANY AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON (AS THESE TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) AND THEIR RESPECTIVE TRANSFEREES SHALL BECOME VOID WITHOUT ANY FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that ________________ is the registered holder (the “Registered Holder”) of the number of Rights set forth above, each of which entitles the Registered Holder, subject to the terms and conditions of the Shareholder Rights Plan Agreement, as amended and restated on March 22, 2018, and as may be amended, modified or supplemented from time to time (the “Rights Agreement”), between Prometic Life Sciences Inc., a corporation incorporated under the laws of Canada (the “Corporation”), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as rights agent (the “Rights Agent”, which term includes any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as this term is defined in the Rights Agreement) and prior to the Expiration Time (or such earlier expiration time as provided in the Rights Agreement), one fully paid and non-assessable Common Share (as this term is defined in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal corporate actions office in Montreal. The Exercise Price is initially CDN$10.00 per Right and is subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Common Shares that each Right may entitle the Registered Holder to purchase will be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms and conditions of the Rights Agreement, which terms and conditions are incorporated by reference and form an integral part of this Rights Certificate, and to which Rights Agreement reference is made for a full description of the rights, limitations of rights, obligations, duties and immunities of the Rights Agent, the Corporation and the holders of the Rights. Copies of the Rights Agreement are available upon written request to the Corporation.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates evidencing an aggregate number of Rights entitling the holder to purchase the same aggregate number of Common Shares as the Rights evidenced by the Rights Certificate or Rights Certificates so surrendered. If this Rights Certificate is exercised in part, the Registered Holder will be entitled to receive, upon surrender, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.

No fractional Common Shares will be issued upon the exercise of any Rights or Rights evidenced hereby.

No holder of this Rights Certificate will be entitled to vote, receive dividends or be deemed the holder of Common Shares or of any other securities of the Corporation, which may at any time be issuable on the exercise hereof, nor will anything contained in the Rights Agreement or in this Rights Certificate confer upon that holder any of the rights of a shareholder of the Corporation or any rights, benefits or privileges of a holder of Common Shares or other securities or any right to vote at any meeting of security holders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to security holders at any meeting thereof, or to give or withhold consent to any action affecting any holder of Common Shares or other securities (except as expressly provided in the Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise, until Rights evidenced by this Rights Certificate have been exercised as provided in the Rights Agreement.

This Rights Certificate will not be valid or obligatory for any purpose until it has been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

[Signature Page Follows]

DATED

PROMETIC LIFE SCIENCES INC.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO: PROMETIC LIFE SCIENCES INC.

The undersigned hereby irrevocably elects to exercise ____________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of those Rights and requests that certificates for those Common Shares be issued to:

(Name)

(City and State or Province)

If the number of Rights exercised does not represent all Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of Rights shall be registered in the name of and delivered to:

(City and State or Province)

(Social Insurance, Social Security or Other Taxpayer Number)

Dated _________________

Signature Guaranteed

(Signature must correspond to name as written upon the face of the first page of this Rights Certificate)

The signature must be guaranteed by an “Eligible Institution” or in some other manner satisfactory to the Rights Agent. An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

To be completed if true:

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person) or any Person acting jointly or in concert with an Acquiring Person (as these terms are defined in the Rights Agreement).

Signature

NOTICE

If the certification set forth in the Form of Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as these terms are defined in the Rights Agreement) and accordingly those Rights will be null and void.

FORM OF ASSIGNMENT

(To be executed by the Registered Holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED hereby sells, assigns and transfers unto

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein and hereby irrevocably constitutes and appoints ____________________________ as attorney to transfer these Rights on the books of the Corporation, with full power of substitution.

Dated _______________

Signature Guaranteed

Signature

(Signature must correspond to name as written upon the face of the first page of this Rights Certificate)

The signature must be guaranteed by an “Eligible Institution” or in some other manner satisfactory to the Rights Agent. An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

To be completed if true:

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person) or any Person acting jointly or in concert with any of the foregoing or any Affiliate or Associate of such Person (as these terms are defined in the Rights Agreement).

Signature

NOTICE

If the certification set forth in the Form of Assignment is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as these terms are defined in the Rights Agreement) and accordingly those Rights will be null and void.